Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated March 13, 2014

Registration No. 333-194015

Update and Supplement to Preliminary Prospectus

Dated March 10, 2014

This free writing prospectus relates to the initial public offering of common stock of A10 Networks, Inc. and should be read together with the preliminary prospectus dated March 10, 2014 (the “Preliminary Prospectus”) that was included in Amendment No. 1 to the Registration Statement on Form S-1(File No. 333-194015) (the “Registration Statement”) relating to the offering of our common stock contemplated therein. On March 13, 2014, A10 Networks filed Amendment No. 2 to the Registration Statement (“Amendment No. 2”), to which this communication is related and which may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1580808/000119312514096622/d631034ds1a.htm

References to “A10 Networks,” “we,” “us” and “our” are used in the manner described in the Preliminary Prospectus. The following information supplements and updates the information contained in the Preliminary Prospectus and Amendment No. 2:

The Preliminary Prospectus has generally been updated to reflect the fact that our common stock has been approved for listing on the New York Stock Exchange under the symbol “ATEN.”

Footnote 2 on page 10 and page 48, and the second paragraph of “Conversion Rights” on page F-27 have been revised to include language from our Certificate of Incorporation which provides for the automatic conversion of our preferred stock upon the consent of certain of our preferred stockholders.

The disclosure set forth in the Preliminary Prospectus under “Prospectus Summary — The Offering” has been updated in its entirety to read as set forth on Exhibit A.

The disclosure set forth in the Preliminary Prospectus under “Use of Proceeds” has been updated in its entirety to read as set forth on Exhibit B.

The disclosure set forth in the Preliminary Prospectus under “Management — Executive Officers and Directors” has been updated in its entirety to read as set forth on Exhibit C.

The disclosure set forth in the Preliminary Prospectus under “Management — Non-Employee Directors — Dr. Phillip J. Salsbury” has been added to the Preliminary Prospectus and reads as set forth on Exhibit D.

The disclosure set forth in the Preliminary Prospectus under “Management — Lead Independent Director” has been added to the Preliminary Prospectus and reads as set forth on Exhibit E.

The disclosure set forth in the Preliminary Prospectus under “Principal and Selling Stockholders” has been updated in its entirety to read as set forth on Exhibit F.

The disclosure set forth in the Preliminary Prospectus under “Underwriters (Conflicts of Interest) — Conflicts of Interest” has been updated to include the disclosure set forth on Exhibit G.

A10 Networks has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents A10 Networks has filed with the SEC for more complete information about A10 Networks and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from Morgan Stanley & Co. LLC, by calling toll free at (866) 718-1649, or email: prospectus@morganstanley.com; from Merrill Lynch, Pierce, Fenner & Smith Incorporated by email at dg.prospectus_requests@baml.com; from J.P. Morgan Securities LLC by calling toll free at (866) 803-9204; or from RBC Capital Markets, LLC by calling toll free at (866) 375-6829.

EXHIBIT A

THE OFFERING

Common stock offered by us	9,000,000 shares

Common stock offered by the selling stockholders	3,500,000 shares

Total common stock offered	12,500,000 shares

Over-allotment option being offered by the selling stockholders	1,875,000 shares

Common stock to be outstanding after this offering	59,029,124 shares

Use of proceeds	General corporate purposes, working capital, sales and marketing activities, research and development activities, general and administrative matters and capital expenditures, although we do not currently have any specific or preliminary plans with respect to the use of proceeds for such purposes. Additionally, based on our current operating assumptions, we estimate that we will use between $20.0 million and $30.0 million of our net proceeds from this offering to fully implement our growth strategies described in this prospectus. The exact amount of net proceeds we use to fund our growth plans, however, will depend on the amount of cash generated from our operations and any strategic decisions we may make that could alter our expansion plans and the amount of cash necessary to fund these plans. We may also, in our discretion, use a portion of the net proceeds to pay down certain existing debt obligations. We will not receive any of the proceeds from the sale of shares to be offered by the selling stockholders. See “Use of Proceeds.”

Conflicts of Interest	Some of our underwriters are affiliates of lenders under our credit agreement. As of December 31, 2013, we had outstanding borrowings of $20.0 million under our credit agreement. Because we may use more than 5% of the net proceeds that we receive from this offering to reduce the balance under our credit agreement, RBC Capital Markets LLC, J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated may each be deemed to have a “conflict of interest” with us within the meaning of Rule 5121(f)(5)(C) of the Conduct Rules of the Financial Industry Regulatory Authority, Inc., or FINRA. Rule 5121 permits RBC Capital Markets LLC, J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated to participate in this offering notwithstanding this conflict of interest, and does not require us to have a qualified independent underwriter, because Morgan Stanley & Co. LLC, the underwriter primarily responsible for managing the offering, satisfies the criteria required by FINRA Rule 5121(f)(12)(E) and neither Morgan Stanley & Co. LLC nor its affiliates has a conflict of interest with us as such term is defined under Rule 5121(f)(5). See “Use of Proceeds” and “Underwriters (Conflicts of Interests).”

New York Stock Exchange symbol	ATEN

EXHIBIT B

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of our common stock that we are selling in this offering will be approximately $112.7 million, based on an assumed initial public offering price of $14.00 per share, which is the midpoint of the estimated offering price range reflected on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

A $1.00 increase or decrease in the assumed initial public offering price of $14.00 per share would increase or decrease the net proceeds that we receive from this offering by approximately $8.4 million, assuming that the number of shares offered by us, as reflected on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. Similarly, each one million share increase or decrease in the number of shares of common stock offered by us would increase or decrease the net proceeds that we receive from this offering by approximately $13.0 million, assuming the assumed initial public offering price, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The principal purposes of this offering are to create a public market for our stock, increase our visibility in our marketplace, obtain additional capital and increase our capitalization and financial flexibility. We currently intend to use the net proceeds we receive from this offering primarily for general corporate purposes, including working capital, sales and marketing activities, research and development activities, general and administrative matters and capital expenditures although we do not currently have any specific or preliminary plans with respect to the use of proceeds for such purposes. Additionally, based on our current operating assumptions, we estimate that we will use between $20.0 million and $30.0 million of our net proceeds from this offering to fully implement our growth strategies described in this prospectus. The exact amount of net proceeds we use to fund our growth plans, however, will depend on the amount of cash generated from our operations and any strategic decisions we may make that could alter our expansion plans and the amount of cash necessary to fund these plans. We may also, in our discretion, use a portion of the net proceeds for the acquisition of, or investment in, businesses, products, services, or technologies that complement our business, although we have no current commitments or agreements to enter into any acquisitions or investments. We may also, in our discretion, use a portion of the net proceeds to pay down certain existing debt obligations. Our credit facilities do not contain any restrictions on the amount of offering proceeds we may use for such purpose. As of December 31, 2013, we had outstanding borrowings of $20.0 million under our credit facility which bore an interest rate of 3.85% per annum. The credit facility matures on September 30, 2016. To the extent we are required to make a preference payment under the terms of our Series D redeemable convertible preferred stock as described on page 38 of the section entitled “Risk Factors” and choose to do so using cash, we would make such payment out of the proceeds from the offering.

We will have broad discretion over the uses of the net proceeds of this offering. Pending the above uses, we intend to invest the net proceeds from this offering in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government. We cannot predict whether the invested proceeds will yield a favorable return.

RBC Capital Markets LLC, J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, each of whom is an underwriter of this offering, are affiliates of lenders under our credit facility. If we use a portion of the net proceeds from this offering to pay down borrowings under our credit facility, these lenders would be entitled to receive their pro rata portion of the proceeds that are used to repay those borrowings. See “Underwriters (Conflicts of Interest)—Conflicts of Interest.”

EXHIBIT C

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors, and their ages as of January 31, 2013:

Name	Age	Position(s)

Lee Chen	60	Chief Executive Officer, President and Director

Rajkumar Jalan	52	Chief Technology Officer

Greg Straughn	56	Chief Financial Officer

Robert Cochran	56	Vice President, Legal and Corporate Collaboration and Secretary, and Director

Jason Matlof	44	Vice President of Worldwide Marketing

Ray Smets	50	Vice President of Worldwide Sales

Peter Y. Chung(1)(2)(3)	46	Director

Alan S. Henricks(1)(2)(3)	63	Director

Phillip J. Salsbury(1)(2)(3)(4)	71	Director

(1)	Member of our audit committee
(2)	Member of our compensation committee
(3)	Member of our nominating and governance committee
(4)	Lead Independent Director

EXHIBIT D

Dr. Phillip J. Salsbury has served as a member of our board of directors since May 2013. Dr. Salsbury is also our lead independent director. From 2005 to April 2010, Dr. Salsbury served as a director of Techwell, Inc., a fabless semiconductor public company that was acquired by Intersil Corporation. Dr. Salsbury was a founder, the Chief Technology Officer, and later the president and Chief Executive Officer of SEEQ Technology, Inc., a non-volatile memory and Ethernet communications semiconductor company, from January 1981 until its acquisition by LSI Logic Corporation, a large semiconductor company, in June 1999. He holds a Ph.D and an M.S. in Electrical Engineering from Stanford University and a B.S. in Electrical Engineering from the University of Michigan. Dr. Salsbury has specific attributes that qualify him to serve as a member of our board of directors, including his strong technical background and management experience as chief executive officer of a public company, and his prior service as a director of a public company.

EXHIBIT E

Lead Independent Director

Our board of directors has appointed Phillip J. Salsbury, P.h.D. to serve as our lead independent director. As lead independent director, Mr. Salsbury will preside over periodic meetings of our independent directors, serve as a liaison between our Chair and the independent directors, and perform such additional duties as our Board may otherwise determine and delegate.

EXHIBIT F

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock at December 31, 2013, and as adjusted to reflect the sale of common stock in this offering, for:

•	each of our directors;

•	each of our named executive officers;

•	all of our current directors and executive officers as a group;

•	each person, or group of affiliated persons, who beneficially owned more than 5% of our common stock; and

•	all selling stockholders.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 50,029,124 shares of common stock outstanding at December 31, 2013, assuming automatic conversion of our convertible preferred stock into common stock. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares of common stock subject to options held by the person that are currently exercisable or exercisable within 60 days of December 31, 2013. However, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person. The information in the table below assumes that we will not, under the terms of our Series D redeemable convertible preferred stock, issue any shares of common stock to holders of the Series D redeemable convertible preferred stock as a preference payment in connection with this offering, as described on page 38 of the section entitled “Risk Factors.”

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o A10 Networks, Inc., 3 West Plumeria Drive, San Jose, California 95134.

Unless otherwise noted below, none of the selling stockholders have had any position, office or other material relationship with the company or any of its predecessors or affiliates within the past three years.

	Beneficial Ownership Prior to this Offering		Number of shares offered		Beneficial Ownership of shares after the closing
	Number	Percent	Without overallotment exercise	With overallotment exercise	Without overallotment exercise		With overallotment exercise
Name of Beneficial Owner					Number	Percent	Number	Percent
5% Stockholders:
Lee Chen
Shares issued in connection with employment arrangements	2,627,783
Shares issued in connection with investments(1)	7,964,372
Total	10,592,155	21.2%	—	—	10,592,155	17.9%	10,592,155	17.4%
Entities affiliated with Summit Partners, L.P.(2)	9,427,846	18.8%	—	—	9,427,846	16.0%	9,427,846	15.5%
Entities affiliated with Mitsui & Co., Ltd.(3)	6,355,625	12.7%	1,886,632	2,897,327	4,468,993	7.6%	3,458,298	5.7%
Director and Executive Officers:
Peter Y Chung(4)	9,427,846	18.8%	—	—	9,427,846	16.0%	9,427,846	15.5%
Rajkumar Jalan(5)	342,575	*	—	—	342,575	*	342,575	*
Robert Cochran(6)	351,115	*	—	—	351,115	*	351,115	*
Jason Matlof(7)	186,666	*	—	—	186,666	*	186,666	*

	Beneficial Ownership Prior to this Offering		Number of shares offered		Beneficial Ownership of shares after the closing
	Number	Percent	Without overallotment exercise	With overallotment exercise	Without overallotment exercise		With overallotment exercise
Name of Beneficial Owner					Number	Percent	Number	Percent
Ray Smets(8)	69,998	*	—	—	69,998	*	69,998	*
Greg Straughn(9)	212,220	*	—	—	212,220	*	212,220	*
Phillip J. Salsbury(10)	40,000	*	—	—	40,000	*	40,000	*
All current directors and executive officers as a group (8 Persons)(11)	21,222,575	42.4%	—	—	21,222,575	36.0%	21,222,575	34.8%
Other Selling Stockholders:
Centillion III Venture Capital Corp.(12)	1,596,023	3.2%	236,885	363,788	1,359,138	2.3%	1,232,235	2.0%
Centillion Venture Capital Corp.(13)	2,254,901	4.5%	669,355	1,027,938	1,585,546	2.7%	1,226,963	2.0%
Enspire Capital Ltd.(14)	1,187,213	2.4%	70,483	108,242	1,116,730	1.9%	1,078,971	1.8%
Harbinger III Venture Capital Corp.(15)	1,257,318	2.5%	37,323	57,317	1,219,995	2.1%	1,200,001	2.0%
Very Positive Investment Ltd.(16)	1,128,874	2.3%	335,100	514,618	793,774	1.3%	614,256	1.0%
John Jokom(17)	506,774	1.0%	39,579	60,782	467,195	*	445,992	*
Franchael Holding Ltd.(18)	407,016	*	23,747	36,470	383,269	*	370,546	*
The Kwong Trust created on October 27 1999(19)	375,131	*	101,461	155,815	273,670	*	219,316	*
Chiy Chen	246,000	*	7,916	12,157	238,084	*	233,843	*
Jung-Chuan Chiang	167,874	*	15,832	24,313	152,042	*	143,561	*
H&A Venture Capital Investment Corporation(20)	220,454	*	32,720	50,249	187,734	*	170,205	*
Marshall and Claudia Smith Family Trust dated June 15, 2006(21)	95,403	*	11,874	18,235	83,529	*	77,168	*
All Other Selling Stockholders (9 Persons)(22)	441,438	*	31,093	47,749	410,345	*	393,689	*

*	Represents beneficial ownership of less than one percent (1%).
(1)	Includes 2,048,349 shares of common stock issuable upon conversion of Series A preferred stock, 1,725,960 shares of common stock issuable upon conversion of Series B preferred stock and 3,923,397 shares of common stock issuable upon conversion of Series C preferred stock acquired as a result of investments in the Company, and 266,666 shares of common stock purchased from a former employee in a private transaction.
(2)	Includes (i) 6,873,136 shares of common stock issuable upon conversion of our Series D redeemable convertible preferred stock held of record by Summit Partners Growth Equity Fund VIII-A, L.P.; (ii) 2,510,989 shares of common stock issuable upon conversion of our Series D redeemable convertible preferred stock held of record by Summit Partners Growth Equity Fund VIII-B, L.P.; (iii) 40,186 shares of common stock issuable upon conversion of our Series D redeemable convertible preferred stock of record held by Summit Investors I, LLC and (iv) 3,535 shares of common stock issuable upon conversion of our Series D redeemable convertible preferred stock held of record by Summit Investors I (UK), L.P. Summit Partners, L.P. is (i) the managing member of Summit Partners GE VIII, LLC, which is the general partner of Summit Partners GE VIII, L.P., which is the general partner of Summit Partners Growth Equity Fund VIII-A, L.P. and Summit Partners Growth Equity Fund VIII-B, L.P., and (ii) the managing member of Summit Investors Management, LLC, which is the manager of Summit Investors I, LLC., and the general partner of Summit Investors I (UK), L.P. Summit Partners, L.P., through a two-person investment committee, currently composed of Martin J. Mannion and Mr. Chung, has voting and dispositive authority over the shares held by each of these entities and therefore beneficially owns such shares. Each of the funds affiliated with Summit Partners, L.P., Mr. Mannion and Mr. Chung disclaim beneficial ownership of the shares, except, in each case, to the extent of such person or entity’s pecuniary interest therein. The address for each of these entities is 222 Berkeley Street, 18th Floor, Boston, MA 02116. Certain private funds sponsored by Summit Partners, L.P. hold private equity investments in one or more broker-dealers, and as a result Summit Partners, L.P. is an affiliate of a broker-dealer. However, entities affiliated with Summit Partners, L.P. acquired the securities to be sold in this offering in the ordinary course of business for investment for their own account and not as a nominee or agent and, at the time of that purchase, had no contract, undertaking, agreement, understanding or arrangement, directly or indirectly, with any person to sell, transfer, distribute or grant participations to such person or to any third person with respect to those securities.
(3)	Includes (i) 5,296,803 shares held of record by Mitsui & Co., Ltd.; (ii) 1,058,822 shares held of record by Mitsui & Co. (U.S.A.), Inc. The address of (i) Mitsui & Co., Ltd. is 2-1 Ohtemachi 1-Chome Chiyoda-Ku, Tokyo 100-0004 Japan and (ii) Mitsui & Co. (U.S.A.), Inc. is 200 Park Avenue, New York, NY 10166 USA.
(4)	Includes 9,427,846 shares of common stock issuable upon conversion of our Series D redeemable convertible preferred stock held of record by funds affiliated with Summit Partners, L.P., where Mr. Chung is a member of the general partner of Summit Partners, L.P. Mr. Chung disclaims beneficial ownership of the shares, except to the extent of his pecuniary interest therein.

(5)	Includes 49,777 shares issuable upon exercise of options exercisable within 60 days after December 31, 2013.
(6)	Includes 151,554 shares issuable upon exercise of options exercisable within 60 days after December 31, 2013, of which 83,056 shares may be acquired upon an early exercise and are subject to a right of repurchase by us if Mr. Cochran does not satisfy the option’s vesting requirements. Shares acquired upon an early exercise may not be disposed of until the vesting period has been satisfied.
(7)	Includes 186,666 shares issuable upon exercise of options exercisable within 60 days of December 31, 2013, all of which may be acquired upon an early exercise and are subject to a right of repurchase by us if Mr. Matlof does not satisfy the option’s vesting requirements. Shares acquired upon an early exercise may not be disposed of until the vesting period has been satisfied.
(8)	Consists of 66,666 shares acquired upon an early exercise and held of record by Mr. Smets, all of which are subject to a right of repurchase by us if Mr. Smets does not satisfy the option’s vesting requirements. Shares acquired upon an early exercise may not be disposed of until the vesting period has been satisfied. Also includes 3,332 shares issuable upon exercise of options exercisable within 60 days after December 31, 2013.
(9)	Includes 212,220 shares issuable upon exercise of options exercisable within 60 days after December 31, 2013, of which 36,445 shares may be acquired upon an early exercise and are subject to a right of repurchase by us if Mr. Straughn does not satisfy the option’s vesting requirements. Shares acquired upon an early exercise may not be disposed of until the vesting period has been satisfied.
(10)	Consists of 40,000 shares acquired upon an early exercise and held of record by Mr. Salsbury, of which 31,667 shares are subject to a right of repurchase by us if Mr. Salsbury does not satisfy the option’s vesting requirements. Shares acquired upon an early exercise may not be disposed of until the vesting period has been satisfied.
(11)	Includes 603,548 shares issuable upon exercise of options held by our current executive officers and directors exercisable within 60 days after December 31, 2013.
(12)	Consists of 1,596,023 shares held of record by Centillion III Venture Capital Corp. (“Centillion III”). CyberTAN Technologies, Inc., Rich-Power Electronic Devices, Inc. and JihSun Securities are the controlling entities of Centillion III and may be considered to share voting and dispositive power over these shares. The address of Centillion III is 3F., No. 135 Jianguo North Road, Sec. 2, Taipei, 10484, Taiwan.
(13)	Consists of 2,254,901 shares held of record by Centillion Venture Capital Corp. (“Centillion”). The Great Taipei Gas Corporation, the Shin Sheng Company Ltd., Kwang Yang Motor Co., Ltd., Shin Kong Life Real Estate Service Company, and Mr. Kuan Shen Wang are the controlling entities of Centillion and may be considered to share voting and dispositive power over these shares. The address of Centillion is 5F., No. 123, Sec. 2, Nanjing East Road Zhongshan District, Taipei 10485, Taiwan.
(14)	Consists of 1,187,213 shares held of record by Enspire Capital Ltd. (“Enspire”). Chay Kwong Soon and Low Choy Yoke may be considered to share voting and dispositive power over these shares. The address of Enspire is 15F-4, 171 Songde Rd., Xinyi District, Taipei City, Taiwan 11085.
(15)	Consists of 1,257,318 shares held of record by Harbinger III Venture Capital Corp. (“Harbinger”). Controlling persons may be considered to share voting and dispositive power over these shares. The address of Harbinger is 7F, No. 187, Tiding Blvd., Sec. 2, Neihu, Taipei, Taiwan 114 R.O.C.
(16)	Consists of 1,128,874 shares held of record by Very Positive Investments Ltd. (“Very Positive”). Very Positive is wholly owned by Porterlea Group Limited, which is wholly owned by Cheers Limited, which is wholly owned by APF Partners Limited. APF Partners Limited, and Wang Poey Foon Angela and So Chee Wai Janet, the members of APF Partners Limited, may be considered to share voting and dispositive power over these shares. The address of Very Positive is 3F., No.135 Jianguo North Road, Sec. 2, Taipei, Taiwan, R.O.C. 10484.
(17)	Includes 173,442 shares issuable pursuant to stock options exercisable within 60 days of December 31, 2013, of which 8,333 shares may be acquired upon an early exercise and subject the option’s vesting requirements. Shares acquired upon early exercise may not be disposed of until the vesting period has been satisfied. John Jokom is an employee of the Company.
(18)	Consists of 407,016 shares held of record by Franchael Holding Ltd. (“Franchael”). Jung-Kuei Jiang is the director of Franchael and may be considered to exercise voting and dispositive power over these shares. The address of Franchael is 5F, No. 58, Lane 8, Tian Mu East Road Taipei, Taiwan, Republic of China.
(19)	Consists of 375,131 shares held of record by The Kwong Trust, created on 10/27/99 (“Kwong Trust”). Raymond Wai-Kit Kwong and Emma Lim Kwong are the trustees of the Kwong Trust and may be considered to share voting and dispositive power over these shares.
(20)	Consists of 220,454 shares held of record by H&A Venture Capital Investment Corporation (“H&A”). Chiang Wei-Feng is the managing director of H&A and may be considered to exercise voting and dispositive power over these shares. The address of H&A is 23F-1, International Trade Building, No. 333, Keelung Rd., Sec. 1, Taipei 110, Taiwan R.O.C.
(21)	Consists of 95,403 shares held of record by Marshall and Claudia Smith Family Trust dated June 15, 2006 (“Smith Family Trust”). Marshall Smith and Claudia Smith are the trustees of the Smith Family Trust and may be considered to share voting and dispositive power over these shares.
(22)	Represents shares held by 9 selling stockholders not listed above who, as a group, own less than 1% of our outstanding common stock prior to this offering.

EXHIBIT G

Conflicts of Interest

We may use a portion of the net proceeds that we receive from this offering to pay down certain existing debt obligations. RBC Capital Markets LLC, J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, three of the participating underwriters, are affiliates respectively of Royal Bank of Canada, JPMorgan Chase Bank, N.A. and Bank of America, N.A., which are each lenders under the Credit Agreement. Because we may use more than 5% of the net proceeds that we receive from this offering to reduce the outstanding balance under the Credit Agreement, RBC Capital Markets LLC, J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated may each be deemed to have a “conflict of interest” with us within the meaning of Rule 5121(f)(5)(C) of the Conduct Rules of FINRA.

FINRA Rule 5121 permits RBC Capital Markets LLC, J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated to participate in this offering notwithstanding this conflict of interest, and does not require us to have a qualified independent underwriter, because Morgan Stanley & Co. LLC, the underwriter primarily responsible for managing the offering, satisfies the criteria required by Rule 5121(f)(12)(E) and neither Morgan Stanley & Co. LLC nor its affiliates has a conflict of interest with us as such term is defined under Rule 5121(f)(5).